VIA Facsimile

March 16, 2006

Kimberly Calder

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Alliance Resource Partners, L.P.

Form 10-K, Filed March 15, 2005

Letter dated February 27, 2006

File No. 0-26823

Dear Ms. Calder:

On behalf of Alliance Resource Partners, L.P. (the “Partnership”), we are responding to comments made by the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) (a) in a letter transmitted to Mr. Joseph W. Craft II on February 27, 2006 and (b) during conference calls with certain members of the Partnership’s management on March 7, 2006.

As discussed during our conference call, we confirm that our chief operating decision maker (“CODM”) received discrete financial information on a mine-by-mine basis for eleven months during the year 2005. Modifications to reports received by our CODM were made as of December 31, 2005 that we believe eliminate discrete financial information on a mine-by-mine basis. Based on the changes to the reports currently received by our CODM and consistent with our conversations, we understand that we may discuss with the Staff our view that for the year 2006 we have a single operating and reportable segment under SFAS 131, paragraph 10.

As a result of our dialogue with the Staff, we confirm that the Partnership will provide segment disclosure in accordance with Statement of Financial Accounting Standard No. 131 Disclosures about Segment of an Enterprise and Related Information (“SFAS 131”) in a note to its consolidated financial statements that will be included in its Year 2005 Form 10-K. The form of the segment disclosure is attached as Exhibit “A”.

Kimberly Calder

Assistant Chief Accountant

March 16, 2006

Proposed Segment Reporting Format

As explained in the narrative contained in the proposed segment information note, the Partnership is presenting the following three segments: Illinois Basin, Central Appalachia and Northern Appalachia. The Illinois Basin is comprised of the Dotiki, Gibson, Hopkins, Pattiki and Warrior coal mines. Central Appalachia is comprised of the Pontiki and MC Mining mines. Northern Appalachia is comprised of the Mettiki, Mountain View and Tunnel Ridge mines.

We have included Dotiki in the Illinois Basin. We acknowledge that the Staff expressed a preliminary view that Dotiki should be presented as a separate segment. However, management believes that Dotiki should be included in any presentation of the Illinois Basin, in particular because of the significant overlap of customers. Shipments on many of our coal supply agreements sourced from the Illinois Basin are routinely substituted between the Illinois Basin mines (particularly between Dotiki, Hopkins, Pattiki and Warrior). The overlap of customers requires significant coordination between the Illinois Basin mines.

Dotiki is the first mine operated by the Partnership and has the largest coal reserve base of our active mines. Dotiki’s lower cost per ton reflects, in part, economies of scale made possible by its large reserve base. Dotiki has the highest number of mining units which contributes to operating efficiencies. We note that despite Dotiki’s advantages with economies of scale, we have made significant investments in all of our other Illinois Basin mines. Significant investments in other Illinois Basin mines include (a) the purchase of Hopkins in 1998, (b) the development of the current mine shaft access at the Pattiki mine that was necessitated by a fault line that divides Pattiki’s coal reserve base, (c) the development of Gibson beginning in 1999 with full year production beginning in 2001, and (d) the purchase of Warrior in 2003. These investments reflect our view of strong profit opportunities in the Illinois Basin and a corresponding allocation of resources to the Illinois Basin.

We acknowledge that the Staff expressed a preliminary view that it would be appropriate to aggregate Mettiki with the Illinois Basin. Assuming Dotiki is included in the Illinois Basin, we believe geographical considerations should factor into the aggregation of Mettiki. Consequently, Mettiki (including Mountain View, which will be the replacement of Mettiki), Tunnel Ridge and Penn Ridge are aggregated as Northern Appalachia.

As disclosed in previous filings with the SEC, Mountain View is currently being developed and will eventually replace production from the Mettiki mine, which is expected to deplete its reserves at the end of 2006. We purchased Tunnel Ridge in January 2005 and in December 2005 our newly formed subsidiary, Penn Ridge, entered into a coal lease and sales agreement with affiliates of Allegheny Energy, Inc. The Penn Ridge coal reserves are contiguous to Tunnel Ridge. Coal reserves were the primary assets purchased in the Tunnel Ridge acquisition. We have initiated the permitting process for both Tunnel Ridge and Penn Ridge properties to allow for the future development of these mines. All three of these properties are located in the coal field referred to as Northern Appalachia and we believe this presentation provides users of the financial statements the most meaningful aggregation.

Kimberly Calder

Assistant Chief Accountant

March 16, 2006

Regulation S-K, Item 101 Considerations

Assuming the Staff will not object to the segment presentation as reflected in Exhibit “A”, we believe that our Year 2005 Form 10-K will satisfy the requirements of Item 101 after adding a cross reference to the segment disclosure note in the consolidated financial statements.

Conclusion

In light of the chief operating decision maker’s receipt of discrete financial information for a majority of the year in 2005 and as we consider the objective and basic principles of SFAS 131 in assisting users of financial statements to (a) better understand the enterprise’s performance, (b) better assess its prospects for future net cash flows and (c) make more informed judgments about the enterprise as a whole, we believe that our proposed segment aggregation represented by the Illinois Basin, Central Appalachia and Northern Appalachia provides the best view through management’s eyes and is the aggregation users of the financial statements would most expect and, therefore, find most useful.

***

Please feel free to call me at 918.295.7673 if you have any questions.

Sincerely,

/s/ Brian L. Cantrell

Brian L. Cantrell

Senior Vice President and

Chief Financial Officer

Exhibit “A”

20. SEGMENT INFORMATION

The Partnership operates in the eastern United States as a producer and marketer of coal to major United States utilities and industrial users, also located in the eastern United States. The Partnership has the following three reportable segments: the Illinois Basin, Central Appalachia and Northern Appalachia. The segments also represent the three major coal deposits in the eastern United States. Coal quality, coal seam height, transportation methods and regulatory issues are similar within each of these three segments. The Illinois Basin segment is comprised of the Dotiki, Gibson, Hopkins, Pattiki and Warrior mines. Central Appalachia segment is comprised of the Pontiki and MC Mining mines. Northern Appalachia segment is comprised of the Mettiki, Mountain View, Tunnel Ridge and Penn Ridge mines. The Mountain View mine is currently being developed to eventually replace production from the Mettiki mine, which is expected to deplete its coal reserves in late 2006. The Partnership is in the process of permitting the Tunnel Ridge and Penn Ridge properties for future mine development.

Operating segment results for the years ended December 31, 2005, 2004 and 2003 are presented below. Other and Corporate, includes marketing and administrative expenses, the Mt. Vernon Transfer Terminal and coal brokerage activity.

	Illinois Basin	Central Appalachia	Northern Appalachia	Other and Corporate (1)	Consolidated
	(in thousands)

Operating segment results for the year ended December 31, 2005 were as follows:

Total revenues	$553,908	$157,203	$120,423	$7,184	$838,718
Selected production expenses (2)	289,720	94,909	62,425	3,606	450,660
Segment Adjusted EBITDA (3)	183,075	41,583	36,047	2,924	263,629
Total assets	274,437	91,853	73,789	92,608	532,687
Capital expenditures (4)	70,353	23,451	24,435	1,642	119,881

Operating segment results for the year ended December 31, 2004 were as follows:

Total revenues	$391,005	$147,361	$112,251	$2,672	$653,289
Selected production expenses (2)	224,540	98,162	51,304	585	374,591
Segment Adjusted EBITDA (3)(5)	121,763	28,953	41,141	1,432	193,289
Total assets	216,739	64,241	46,168	85,636	412,784
Capital expenditures	32,870	14,465	6,605	773	54,713

Operating segment results for the year ended December 31, 2003 were as follows:

Total revenues	$328,586	$116,443	$89,933	$7,785	$542,747
Selected production expenses (2)	184,112	77,840	44,521	6,748	313,221
Segment Adjusted EBITDA (3)	95,351	23,962	27,288	624	147,225
Total assets	189,079	65,395	43,127	38,853	336,454
Capital expenditures	26,243	12,134	4,408	219	43,004

(1)	Revenues included in the Other and Corporate column are attributable to Mt. Vernon Transfer Terminal transloading revenues and brokerage coal sales.

(2)	Selected production expenses is comprised of operating expenses and outside purchases (as reflected in the Consolidated Statements of Income), excluding production taxes and royalties that are incurred as a percentage of coal sales or volumes.

(3)	Segment adjusted EBITDA is defined as net income before income tax expense (benefit), interest expense and interest income, depreciation, depletion and amortization, and general and administrative expense.

(4)	Capital expenditures includes items received but not yet paid, which is disclosed as non-cash activity, purchase of property, plant and equipment in the supplemental cash flow information in the Consolidated Statements of Cash Flows.

(5)	The Illinois Basin’s year 2004 segment adjusted EBITDA includes $15.2 million for the net gain from insurance settlement associated with the Dotiki Fire Incident.

	Year Ended December 31,
	2005	2004	2003
	(in thousands)

Reconciliation of Segment Adjusted EBITDA to net income:

Segment Adjusted EBITDA	$263,629	$193,289	$147,225
General & administrative	(33,484)	(45,400)	(28,270)
Depreciation, depletion and amortization	(55,637)	(53,664)	(52,495)
Interest expense	(11,816)	(14,963)	(15,981)
Income taxes	(2,682)	(2,641)	(2,577)

Net Income	$160,010	$76,621	$47,902

Reconciliation of Selected Production Expenses to Combined Operating Expenses and Outside Purchases:

Selected Production Expenses	$450,660	$374,591	$313,221
Production taxes and royalties	85,941	71,793	64,122

Combined operating expenses and outside purchases	$536,601	$446,384	$377,343